

Mail Stop 3720

June 11, 2010

Mr. Zongshu Nie
Chief Financial Officer
Deer Consumer Products, Inc.
Area 2, First Floor Building M-6
Central High-Tech Industrial Park
Nanshan, Shenzhen
China 518057

Re: **Deer Consumer Products, Inc.**
        Annual Report on Form 10-K for the fiscal year ended December 31, 2009
        Filed March 2, 2010, File No. 1-34407

        Supplemental Response Provided on May 26, 2010

Dear Mr. Nie:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

1. Provide in MD&A a discussion similar to what you provided to us in your response to
    comment four.

Parent Company Financial Statements

2. We note your response to comment seven however we continue to believe there are
    material restrictions on the ability of your PRC subsidiaries to transfer funds to the
    parent company. As previously requested, provide parent-only financial statements
    prepared pursuant to the guidance in 5-04 and 12-04 of Regulation S-X. You should
    also provide the disclosures required pursuant to 4-08(e) of Regulation S-X.

Representations from Management

3. Provide as part of your written response to this letter, the acknowledgements from
    management previously requested by us in our letter dated May 19, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373, or
Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions
regarding comments on the financial statements and related matters. Please contact Paul

Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director